                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             Internet America, Inc.
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                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                    46058Y109
                    -----------------------------------------
                                 (CUSIP NUMBER)


                                                   Michael T. Maples
      Richard F. Dahlson, Esquire                  Internet America
         Jackson Walker L.L.P.                     One Dallas Centre
      901 Main Street, Suite 6000           350 North St. Paul, Suite 3000
          Dallas, Texas 75202                     Dallas, Texas 75201
             (214) 953-6000                         (214) 861-2500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                November 22, 1999
                    -----------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46058Y109                    13D



------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    J. N. Palmer Family Partnership
------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]
                                                                                                                  (b)  [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

                    N/A
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                                                                                                [ ]

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               682,598
      OWNED BY        --------------------------------------------------------------------------------------------------------------
        EACH          8        SHARED VOTING POWER
     REPORTING
       PERSON                  -0-
        WITH          --------------------------------------------------------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               682,598
                      --------------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    682,598
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
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14         TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                    13D



SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND. J. N. Palmer Family Partnership is a Mississippi limited partnership (the "Reporting Person"). Its principal business is investing. The address of the principal office of the Reporting Person is 2335 Eastover, Jackson, Mississippi 39211.

         The general partner of the Reporting Person is John N. Palmer (the "General Partner"). The principal business address for the General Partner is 200 S. Lamar, Suite 900, Jackson, Mississippi 39201. The General Partner is presently principally employed as Chairman of SkyTel Communications, Inc. The General Partner is a citizen of the United States.

         Neither the Reporting Person nor the General Partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, neither the Reporting Person nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person acquired its shares of Common Stock (the "Shares") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 12, 1999 by and between the Issuer, GEEK Houston II, Inc., a Texas corporation ("Merger Sub"), PDQ.Net, Incorporated, a Texas corporation ("PDQ"), William E. Ladin, Jr. and the Reporting Person. Upon the closing of the transactions contemplated by the Merger Agreement, the Reporting Person exchanged its shares of voting stock of PDQ for the Shares.

ITEM 4. PURPOSE OF TRANSACTION. The Reporting Person acquired its shares in connection with the Merger Agreement, pursuant to which Merger Sub merged with and into PDQ, with PDQ surviving as a wholly owned subsidiary of the Issuer (the "Merger"). The consideration for the Merger was 2,425,000 shares of the Issuer's Common Stock. The Reporting Person acquired the Shares in the Merger in exchange for its shares of voting stock of PDQ. The Merger Agreement is


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CUSIP NO. 46058Y109                    13D


attached hereto as Exhibit A and any description of the Merger or the Merger Agreement is qualified in its entirety by reference thereto.

         Under the terms of the Merger Agreement, the Issuer shall cause William
E. Ladin, Jr. to become a member of its board of directors and to be employed as its Vice Chairman. At that time, the size of the Issuer's board of directors shall be increased to five members. Under the Merger Agreement, the Issuer also agreed to use reasonable efforts to cause the General Partner to become a member of its board of directors and to increase the size of the board to six members. The parties to the Merger Agreement also agreed that two members of the Issuer's board of directors will jointly attempt to identify up to two additional outside persons to become members of the Issuer's board, in which case the size of the board would be increased to eight members.

         Except as otherwise set forth herein, neither the Reporting Person nor the General Partner has any present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP NO. 46058Y109                    13D


         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The Reporting Person beneficially owns 682,598 shares, or 7.2%, of the outstanding Common Stock of the Issuer. The Reporting Person beneficially owns all of the Shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of the Shares. Neither the Reporting Person nor the General Partner had any transactions in the securities of the Issuer 60 days prior to November 22, 1999 (the date of the event which requires filing this Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among either the Reporting Person or the General Partner and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        Exhibit A:  Merger Agreement, dated as of September 12, 1999, between
                    Internet America, Inc., GEEK Houston II, Inc., PDQ.Net, Incorporated and certain shareholders named therein.

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CUSIP NO. 46058Y109                    13D


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1999                J. N. PALMER FAMILY PARTNERSHIP



                                        By:  /s/ John N. Palmer
                                            ---------------------------------
                                             John N. Palmer, General Partner




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                                  EXHIBIT INDEX

  EXHIBIT                  DESCRIPTION
  -------                  -----------
     A            Merger Agreement, dated as of September 12, 1999, between
                  Internet America, Inc., GEEK Houston II, Inc., PDQ.Net,
                  Incorporated and certain shareholders named therein.